APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

True Love Body Piercing, LLC
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) -
Interest Expense -
Income Tax Expense -
TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

True Love Body Piercing, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

| | Current Period |
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

True Love Body Piercing, LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-21

	Current Period
	31-Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	#REF!
CASH - ENDING	#REF!

True Love Body Piercing LLC

Profit and Loss Comparison

January - December 2022

	TOTAL
Income	
Sales	6,538.83
Sales of Product Income	173,635.39
Total Income	**$180,174.22**
Cost of Goods Sold	
Cost of goods sold	175.00
Subcontractor expenses	894.68
Supplies & materials	363.90
Total Cost of goods sold	**1,433.58**
Total Cost of Goods Sold	**$1,433.58**
GROSS PROFIT	**$178,740.64**
Expenses	
Advertising & marketing	2,134.73
Building & property rent	26,204.89
Business licences	85.95
Employee benefits	
Health & accident plans	
healthcare	421.04
Total Health & accident plans	**421.04**
Total Employee benefits	**421.04**
General business expenses	16,714.09
Apparel	2,483.00
Bank fees & service charges	1,146.05
Gloves	1,566.80
Total General business expenses	**21,909.94**
Insurance	279.13
Interest paid	418.42
Business loan interest	703.87
Total Interest paid	**1,122.29**
Legal & accounting services	
Legal fees	1,512.18
Total Legal & accounting services	**1,512.18**
Meals	315.14
Office expenses	113.60
Shipping & postage	275.06
Software & apps	370.31
Total Office expenses	**758.97**
Payroll expenses	205.00
Wages	46,230.79
Total Payroll expenses	**46,435.79**

True Love Body Piercing LLC

Profit and Loss Comparison

January - December 2022

	TOTAL
Supplies	3,715.85
Body Jewelry	38,775.86
Saline	2,259.60
Supplies & materials	6,790.00
Total Supplies	**51,541.31**
Taxes paid	2,703.00
Payroll taxes	16,996.42
Total Taxes paid	**19,699.42**
Travel	1,167.00
Utilities	478.08
Electricity	109.84
Phone service	39.00
Total Utilities	**626.92**
Total Expenses	**$174,214.70**
NET OPERATING INCOME	**$4,525.94**
Other Expenses	
Vehicle expenses	
Parking & tolls	0.50
Total Vehicle expenses	**0.50**
Total Other Expenses	**$0.50**
NET OTHER INCOME	**$ -0.50**
NET INCOME	**$4,525.44**

True Love Body Piercing LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Clearly Better Business Checking	9,438.93
Total Bank Accounts	**$9,438.93**
Total Current Assets	**$9,438.93**
TOTAL ASSETS	**$9,438.93**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
O. BEANE	11,733.15
XXXX - 2	7,616.52
Total Credit Cards	**$19,349.67**
Total Current Liabilities	**$19,349.67**
Long-Term Liabilities	
Long-term business loans	
inventory purchase	-10,807.07
Total Long-term business loans	**-10,807.07**
Total Long-Term Liabilities	**$ -10,807.07**
Total Liabilities	**$8,542.60**
Equity	
Opening balance equity	-2,186.11
Owner draws	-923.00
Personal expenses	
State taxes	-520.00
Total Personal expenses	**-520.00**
Retained Earnings	
Net Income	4,525.44
Total Equity	**$896.33**
TOTAL LIABILITIES AND EQUITY	**$9,438.93**

True Love Body Piercing LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	4,525.44
Adjustments to reconcile Net Income to Net Cash provided by operations:	
O. BEANE	11,733.15
XXXX	7,616.52
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,349.67**
Net cash provided by operating activities	**$23,875.11**
FINANCING ACTIVITIES	
Long-term business loans:inventory purchase	-10,807.07
Opening balance equity	-2,186.11
Owner draws	-923.00
Personal expenses:State taxes	-520.00
Net cash provided by financing activities	**$ -14,436.18**
NET CASH INCREASE FOR PERIOD	**$9,438.93**
CASH AT END OF PERIOD	**$9,438.93**

I, Owen Beane, certify that:

1. The financial statements of True Love Body Piercing included in this Form are true and complete in all material respects; and
2. The tax return information of True Love Body Piercing included in this Form reflects accurately the information reported on the tax return for True Love Body Piercing for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Owen Beane*

Name: Owen Beane

Title: President CEO